BD NO - 438



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AB

VF 3-5-02

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TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 27 2002 WASH, D.C. 354 SECTION

SEC FILE NUMBER
8- 50450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westrock Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

490 South Main Street
(No. and Street)

New City	New York	10956
(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rabindra Bhattacharya (845) 639-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Megale, Frank
(Name — *if individual, state last, first, middle name*)

9 Alden Avenue	N. Valley Stream	New York	11580-1001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/21/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rabindra Bhattacharya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westrock Capital Management, Inc., as of December 31, 2001, ~~19X~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

n/a



Signature

President

Title



Notary Public 2/26/02

JENNIFER HOHMANN
Notary Public, State of New York
No. 01HO5045644
Qualified in Rockland County
Commission Expires June 26 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

FRANK MEGALE

CERTIFIED PUBLIC ACCOUNTANT
9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
(516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

MEMBER
AICPA
NYSSCPA

Independent Auditor's Report

Board of Directors
Westrock Capital Management, Inc.

I have audited the accompanying statement of financial condition of Westrock Capital Managent, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the united States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Frank Megale, CPA

N. Valley Stream, New York
January 22, 2002

Westrock Capital Management, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Current Assets		
Cash and cash equivalents (Note 2)	$ 304,267	
Receivable from clearing broker (Note 2)	18,902	
Prepaid expenses	1,413	
Total Current Assets		$ 324,582
Property and Equipment (Note 2)		
Equipment	48,392	
Office furniture	18,990	
	67,382	
Accumulated depreciation	(60,937)	
Total Property and Equipment		6,445
Other Assets		
Investment at cost	20,100	
Security deposit	3,720	
Organization costs, net accumulated amortization of $471 (Note 2)	0	
Total Other Assets		23,820
TOTAL ASSETS		$ 354,847

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$ 8,961	
Loan Payable (Note 7)	100,000	
Total Current Liabilities		$ 108,961
Stockholders' Equity		
Common stock:		
No par value, $250 stated value		
1,000 shares authorized		
10 shares issued and outstanding	2,500	
Additional paid-in capital	53,712	
Retained earnings	189,674	
Total Stockholders' Equity		245,886
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 354,847

The accompanying notes are an integral part of these financial statements.

Westrock Capital Management, Inc.
Statement of Income
For the year ended December 31, 2001

Revenue:		
Commissions and fees (Note 2)	$ 502,325	
Customer credit interest	13,780	
Interest and other income	6,213	
Total Revenue		$ 522,318
Expenses:		
Compensation and related costs	143,449	
General and administrative costs	118,716	
Clearing and regulatory charges	88,344	
		350,509
Net Income		$ 171,809

The accompanying notes are an integral part of these financial statements.

Westrock Capital Management, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2001

	Stock At Stated Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 2,500	$ 53,712	$ 169,215	$ 225,427
Capital withdrawals	-	-	(151,350)	(151,350)
Net income	-	-	171,809	171,809
Balance, December 31, 2001	$ 2,500	$ 53,712	$ 189,674	$ 245,886

Westrock Capital Management, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2001

There were no liabilities subordinated to the claims of general creditors.

The accompanying notes are an integral part of these financial statements.

Westrock Capital Management, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income		$ 171,809
Adjustment to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	$ 5,830	
(Increase) decrease in operating assets:		
Receivable from clearing broker	109,754	
Prepaid expenses	(1,413)	
Security deposits	3,376	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(100,829)	
Total adjustments		16,718
Net cash provideded by operating activities		188,527
Cash flows from investing activities:		
Equipment purchase	(740)	
Net cash from investing activities		(740)
Cash flows from financing activities:		
Proceed from loan payable	100,000	
Capital withdrawals	(151,350)	
Net cash from financing activities		(51,350)
Net increase in cash		136,437
Cash at beginning of the year		167,830
Cash at end of the year		$ 304,267
Supplemental cash flows disclosures:		
Interest paid		$ 1,893

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Westrock Capital Management, Inc. (the Company), a S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents

For purposes of reporting cash flow, the Company considers as cash equivalents highly liquid investments with original maturities of less than ninety days.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b. Concentration of Credit Risk and Off Balance Sheet Risk

Only a security deposit of $50,000 held by Dane Rauscher and commissions receivable from Dane Rauscher the clearing broker-dealer subjects the Company to significant concentrations of credit risk. The Company clears its transactions through the broker-dealer on a fully disclosed basis.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d. Income Taxes

The Company elected under the Internal Revenue Code and New York State law to be taxed as a S Corporation. As such, the stockholders are individually liable for income taxes on the Company's results of operations. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

e. Fixed Assets, Depreciation, and Amortization

Fixed assets are stated at cost, maintenance and repairs are charged to operations. Depreciation is computed using the modified accelerated cost recovery system with assets having the following estimated useful lives:

	Years
Furniture & Fixtures	7
Office Equipment	5-7

Amortization of organizational costs is provided on the straight-line method over 60 months. Depreciation expense was $5,736 and amortization expense was $94 for 2001.

NOTE 3 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under rule section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

WESTROCK CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $214,208 which was $209,208 in excess of the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company presently leases office space at 490 South Main Street, New City, New York. The lease commenced on March 15, 1997 and expires March 14, 2002.

The future minimum rental payments having remaining noncancelable terms at December 31, 2001

Year	Total
2002	$7,633

The Company also leases office equipment with terms ranging from 36 to 60 months. Lease payments for office equipment totaled $9,345 for the year ended December 31, 2001.

Minimum remaining lease payments for office equipment at December 31, 2001 are:

Year	Total
2002	$7,505
2003	$4,955
2004	$1,866

NOTE 6 – PENSION PLAN

The Company maintains a profit-sharing plan covering all eligible full-time employees who have met certain service requirements. The plan provides for discretionary contributions by the Company as determined annually by the Board of Directors, up to the maximum amount permitted under the Internal Revenue Code. For 2001 contributions were based on 4.66% of the employees salary. 2001 contributions totaled $4,953.

NOTE 7 – LOANS PAYABLE

The Company has an unsecured line of credit with First Union Bank in the amount of $100,000. The credit line carries a variable rate of interest that is determined by using First Union Bank's prime rate plus 0.50%. The repayment terms are accrued interest monthly and principal due on demand.

Cash in the amount of $58,756 is held in an account with First Union Bank that could be used as recourse to the line of credit.

The interest rate at December 31, 2001 was 5.25%. As of December 31, 2001 the Company owed $100,000 against the line of credit.

Westrock Capital Management, Inc.
December 31, 2001

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total stockholders' equity	$ 245,886	
Total stockholders' equity qualified for net capital		$ 245,886
Total capital and allowable subordinated borrowings		245,886
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses	1,413	
Property and equipment	6,445	
Investment at cost	20,100	
Security deposit	3,720	
		31,678
Net capital		$ 214,208
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 8,961	
Loan payable	41,244	
Total aggregate indebtedness		$ 50,205
Computation of basic net capital requirement		
Minimum net capital required	5,000	
Net capital requirement		$ 5,000
Excess net capital		$ 209,208
Ratio: Aggregate indebtedness to net capital		0.23 to 1

There is no material difference between the above computation and the computation included in the Company's corresponding Form X-17A-5 Part IIA filing.

Westrock Capital Management, Inc.
December 31, 2001

Schedule II

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of theSecurities and Exchange Commission

Schedule III

Information relating to Possession or Control Requirements
Under Rule 15c3-3 of theSecurities and Exchange Commission

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Account

The Company is exempt from SEC Rule 15c3-3 under rule section (k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, the three above referenced schedules are not required.

Schedule V

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2001

Statement of Changes

	Net Income	Deductions
Amount as filed on quarterly FOCUS IIa	$ 89,809	$ 69,350
Reclassify tax payments made on behalf of stockholders'	82,000	82,000
Amount as reported on audited financial statements	$ 171,809	$ 151,350

MEMBER
AICPA
NYSSCPA

FRANK MEGALE
CERTIFIED PUBLIC ACCOUNTANT
9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
(516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

Supplemental Report of Independent Auditor On Internal Control Required by SEC Rule 17a-5 Claiming Exemption from SEC Rule 15c3-3

Board of Directors
Westrock Capital Management, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Westrock Capital Management, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to be and should not be used by any one other than these specified parties.



FRANK MEGALE, CPA
N. Valley Stream, New York
January 22, 2002

WESTROCK CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001